MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

July 27, 2015

Via EDGAR and E-mail

Keith A. Gregory, Senior Counsel

Disclosure Review Office Three

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Protective Variable Annuity Separate Account
Pre-Effective Amendment No. 1 to Form N-4
File Nos. 333-201921; 811-08108

Mr. Gregory:

On behalf of Protective Life Insurance Company (the “Company”), and on behalf of Protective Variable Annuity Separate Account (the “Account”), we are providing responses to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) via teleconference with outside counsel for the Companies on July 20, 2015 pertaining to Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced Form N-4 Registration Statement (“Registration Statement”) for the flexible premium deferred variable and fixed annuity contracts (the “Contracts”).

For the Staff’s convenience, each of the comments is set forth in full below, followed by the Company’s response.

1.              Comment: Definitions, page 3:  Either in the definition of “Good Order” or later in the text of the registration statement, specify the procedures and documentation required for requests and transactions to be considered to be in good order, including the completed application, contract number, transaction amounts, contract owner name(s), allocations to and from individual portfolios and any required consents.

Response:  The Company has revised the definition of “Good Order” to describe in more detail the types of information that the Company usually requires to execute instructions received from a Contractholder.

2.              Comment: Asset Allocation Model Portfolios, third paragraph, page 20.  Please review the new disclosure that has been added in response to the SEC staff’s prior comment regarding conflicts of interest that may exist in the process of developing the Asset Allocation Model Portfolios and explain how the factors listed can result in a conflict of interest.  Please use the term “conflict of interest” as appropriate.

Response:  The Company has revised the discussion of the factors involved in determining the selection of Investment Options in the Model Portfolios to indicate that because Protective Life or Investment Distributors, Inc. considers the marketability of certain Funds, and may receive greater administrative services or marketing support payments from some Funds, Protective Life may have an incentive to use Models that weight allocations toward those Funds.

3.              Comment: Asset Allocation Model Portfolios, fourth paragraph, page 20.  Please add disclosure explaining the result of terminating or suspending an asset allocation model to existing participants.

Response:  The Company has revised the disclosure regarding changes to asset allocation models to state the Company will not reallocate Contract Value or change the allocations of future Purchase Payments in response to changes in the Models or a decision to cease offering the Models.  The current disclosure states that if a Contract Owner desires to change Contract Value or Purchase Payment allocation to reflect a revised or different Model Portfolio, the Owner must submit new allocation instructions. We have also added disclosure that if a Contract Owner has elected the living benefit rider, the new allocation instructions must meet the current Allocation Guidelines and Restrictions for the living benefit, and that the Company will rebalance the Contract Value at that time.

4.              Comment: Transfers, first paragraph, page 27.  Under the second sentence of the first paragraph of the “Transfers” section on page 27 of the prospectus, and the second sentence of the second paragraph of the “Death Benefit” section on page 34 of the prospectus, language pertaining to the term “Valuation Period” is used which differs from the definition of Valuation Period.

Response:  The Company has revised the disclosure under the “Transfer” and under the “Death Benefit” sections to eliminate the references to the close of “regular” trading on the New York Stock Exchange and use only the defined term “Valuation Period.”

5.              Comment: Protected Lifetime Income Benefits (“SecurePay FXi”), page 37.  In the crossover sentence at the bottom of page 37 of the prospectus, please disclose the actual effect of a withdrawal on the benefit base for the SecurePay FXi rider (for example, a dollar-for- dollar reduction).  In the alternative, please identify the location in the registration statement that discusses the circumstances in which the benefit base may decrease.

Response:  Because the impact of withdrawals is more extensive than would be appropriate for this introduction and summary of the Secure FXi benefit, Protective Life has included cross-references to the sections of the Dimensions II prospectus entitled “Calculating the Benefit Base Before the Benefit Election Date” and “Calculating the Benefit Base On or After the Benefit Election Date.”

6.              Comment: SecurePay ME Benefit, pages 51 and 52.  On pages 51 and 52, in the discussion of the SecurePay ME Benefit, please consider including disclosure informing owners of where information concerning the higher paying SecurePay ME Benefit may be found, for example, current coverable medical considerations.

Response:  In response to the Staff’s comments, the Company has included disclosure advising Owners with a phone number and address where they can address questions about applying for an increased AWA under the SecurePay ME benefit, or request the forms required to apply for the increased payments [see page 52].  We have included the same information in the section regarding the SecurePay NH benefit [see page 54].

*  *  *  *  *

We believe that the Amendment is complete and responds to all Staff comments and that the Registration Statement provides all information investors require for an informed decision as to whether to purchase a Contract.  We note that requests for acceleration from the Company and from the principal underwriter accompanied the Amendment and requested acceleration of the effective date of the Amendment to July 20, 2015 or as soon as practicable thereafter.

The Company acknowledges that, should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective,

•                  it does not foreclose the Commission from taking any action with respect to a filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted in a teleconference between you and outside counsel for the Company on July 24, 2015, the Company represents that it will include the changes and additions to the disclosure in the prospectus for the Contract that has been identified in this letter and the accompanying marked pages of the prospectus in the definitive prospectus for the Contract that will be filed under Rule 497 of the Securities Act of 1933.

If you have any questions regarding this letter or the Amendments, please contact me at 205-268-3581, or our counsel Thomas E. Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with the filings.

Sincerely,

/s/ Max Berueffy

Max Berueffy

As filed with the Securities and Exchange Commission on June 19, 2015

File No. 333-201921
File No. 811-8108

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐

PRE-EFFECTIVE AMENDMENT NO. 1	☒

POST-EFFECTIVE AMENDMENT NO.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐

Amendment No. 239	☒

Protective Variable Annuity
Separate Account

(Exact Name of Registrant)

Protective Life Insurance Company

(Name of Depositor)

2801 Highway 280 South

Birmingham, Alabama 35223

(Address of Depositor’s Principal Executive Offices)

(205) 268-1000

Depositor’s Telephone Number, including Area Code

MAX BERUEFFY, Esquire

Protective Life Insurance Company

2801 Highway 280 South

Birmingham, Alabama 35223

(Name and Address of Agent for Services)

Copy to:

STEPHEN E. ROTH, Esquire

THOMAS E. BISSET, Esquire

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W., Suite 700

Washington, DC 20001-3980

(202) 383-0118

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

DEFINITIONS

“We”, “us”, “our”, “Protective Life”, and “Company” refer to Protective Life Insurance Company. “You”, “your” and “Owner” refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account before the Annuity Date.

Administrative Office: Protective Life Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Annual Withdrawal Amount or AWA: The maximum amount that may be withdrawn from the Contract under the SecurePay FXi rider each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Annuity Date: The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option: The payout option under which the Company makes annuity income payments.

Annuity Value: The amount we apply to the Annuity Option you have selected.

Assumed Investment Return: The assumed annual rate of return used to calculate the amount of the variable income payments.

Benefit Election Date: The date you choose to start your SecurePay Withdrawals.

Code: The Internal Revenue Code of 1986, as amended.

Contract: The Protective Dimensions II Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary: The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value: Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year: Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

Covered Person: The person or persons upon whose lives the benefits of the SecurePay FXi rider are based. There may not be more than two Covered Persons.

DCA: Dollar cost averaging.

DCA Accounts: A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Death Benefit: The amount we pay to the beneficiary if an Owner dies before the Annuity Commencement Date.

Excess Withdrawals: Any portion of a withdrawal that, when aggregated with all prior withdrawals during a Contract Year, exceeds the maximum withdrawal amount permitted under the SecurePay FXi rider.

Fixed Account. A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund: Any investment portfolio in which a corresponding Sub-Account invests.

Good Order (“good order”): A request or transaction generally is considered in “Good Order” if we receive it in our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the request or transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Portfolios affected by the requested transaction; the signatures of all contract Owners (exactly as indicated on the contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner’s consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.

Guaranteed Account: The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

3

Each Model Portfolio invests different percentages of Contract Value in some or all of the Sub-Accounts under your Contract, and these Model Portfolios range from conservative to aggressive. The Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. Also, while diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market. There can be no assurance that any of the Model Portfolios will achieve their investment objectives.

Pursuant to an agreement with Protective Life, Milliman Financial Risk Management LLC (“Milliman”), a diversified financial services firm and registered investment adviser under the Investment Advisers Act of 1940, as amended, provides consulting services to Protective Life regarding the composition and review of the Model Portfolios and is compensated by Protective for doing so. There is no investment advisory relationship between Milliman and Owners with respect to the Model Portfolios. In the future, Protective may modify or discontinue its arrangement with Milliman, in which case Protective may contract with another firm to provide similar asset allocation models, provide its own asset allocation models, or cease offering asset allocation models.

The selection of Investment Options in the Model Portfolios involves balancing a number of factors including, but not limited to, the investment objectives, policies and expenses of the Funds in each Model Portfolio, the overall historical performance and volatility of the Funds, and the marketability of individual Funds and Fund families. The selection of Investment Options in the Model Portfolios involves balancing a number of factors including, but not limited to, the investment objectives, policies and expenses of the Funds in each Model Portfolio, the overall historical performance and volatility of the Funds. In addition, Protective Life considers the marketability of individual Funds and Fund families, as well as marketing support provided to Protective Life and the broker-dealers who sell the Contracts and administrative services and marketing support payments made by the Fund or its manager to Protective Life or Investment Distributors, Inc. (“IDI”). The receipt of greater administrative services or marketing support payments from certain Funds may present a conflict of interest for Protective Life.

The available Model Portfolios may change from time to time. In addition, the target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts. We will provide written notice if the composition of a model portfolio changes, if there is a material change in our arrangement with Milliman, or if we cease offering asset allocation models altogether. We will not reallocate your Contract Value or change the allocations of your future Purchase Payments in response to these changes, however. Purchase Payment allocation or percentages in response to these changes, however. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to us in writing. If you have elected the SecurePay FXi living benefit, your new allocation instructions must meet the current Allocation Guidelines and Restrictions for the living benefit, and we will rebalance your Contract Value at the time we receive your new allocation instructions.

The following is a brief description of the four Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios and help you select which Model Portfolio, if any, may be suitable for you. Please talk to him or her if you have additional questions about these Model Portfolios.

Conservative Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 40% in equity and 60% in fixed income investments. The largest of the asset class target allocations are in fixed income and large-cap blend.

Balanced Growth & Income portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 50% in equity and 50% in fixed income investments. The largest asset class target allocations are in fixed income, large-cap blend, large-cap value, international equity and large-cap growth.

Balanced Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 60% in equity and 40% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large-cap blend, large-cap value, and large-cap growth.

Growth Focus portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 75% in equity and 25% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large-cap blend, large-cap value, large-cap growth and mid-cap stocks.

Other Information about the Funds

Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)         is the result of:

a.              the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

b.              the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the “ex-dividend” date occurs during the current Valuation Period.

(2)         is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

(3)         is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

Before the Annuity Date, you may instruct us to transfer Contract Value between and among the Investment Options (subject to the limitations discussed below). When we receive your transfer instructions on a completed transaction service form at our Administrative Office, we will allocate the Contract Value you transfer at the next price determined for the Investment Options you indicate. Prices for the Investment Options are determined as of the end of each Valuation Period. Accordingly, transfer requests received in “good order” at our Administrative Office before the end of a Valuation Period are processed at the price determined as of the end of the Valuation Period on the day the requests are received; transfer requests received at our Administrative Office after the end of a Valuation Period are processed at the price determined as of the end of the next Valuation Period. A transfer request will be deemed in “good order” if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See “SUSPENSION OR DELAY IN PAYMENTS.”) There are limitations on transfers, which are described below.

After the Annuity Date, when Variable Income Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or between the Guaranteed Account and any Sub-Account.

If you have selected the SecurePay FXi rider, your options for transferring Contract Value will be restricted. You must transfer Contract Value in accordance with the rider’s Allocation Guidelines and Restrictions. (See “PROTECTED LIFETIME INCOME BENEFITS (“SecurePay FXi”).”)

How to Request Transfers

Before or after the Annuity Date, Owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile, automated telephone system or via the Internet at www.protective.com (“non-written instructions”). From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written instructions for such transfers. We will require a form of personal identification prior to acting on non-written instructions and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

Reliability of Communications Systems

The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers’, your registered representative’s, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can make your transaction by writing to us.

Limitations on Transfers

We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions submitted by telephone, automated telephone system, the Internet or facsimile) without prior notice for any Contract or class of Contracts at any time for any reason.

receive. The interest rate we apply to Purchase Payments allocated to a DCA Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Account.

Guaranteed Account Value

Any time prior to the Annuity Date, the Guaranteed Account value is equal to the sum of:

(1)         Purchase Payments allocated to the Guaranteed Account; plus

(2)         amounts transferred into the Guaranteed Account; plus

(3)         interest credited to the Guaranteed Account; minus

(4)         amounts transferred out of the Guaranteed Account, including any transfer fee; minus

(5)         the amount of any surrenders removed from the Guaranteed Account, including any premium tax and surrender charges; minus

(6)         fees deducted from the Guaranteed Account, including the monthly death benefit fee, the quarterly Premium Based Charge, and the annual contract maintenance fee.

For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a “first-in, first-out” (FIFO) basis.

DEATH BENEFIT

If any Owner dies before the Annuity Date and while this Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Date.

We will determine the death benefit as of the end of the Valuation Period during which we receive at our Administrative Office due proof of death, either by certified death certificate or by judicial order from a court of competent jurisdiction or similar tribunal. If we receive due proof of death after the end of the Valuation Period, we will determine the death benefit on the next Valuation Date. Only one death benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner’s death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. The following discussion generally applies to Qualified Contracts and non-Qualified Contracts, but there are some differences in the rules that apply to each.

The death benefit provisions of this Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code. We reserve the right to endorse the Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

Please note that any death benefit payment we make in excess of the Variable Account value is subject to our financial strength and claims-paying ability.

Payment of the Death Benefit

The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate.

If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death, and the entire Contract Value must be distributed under one of the following options:

(1)         the entire Contract Value must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner’s death; or,

(2)         the entire Contract Value must be distributed within 5 years of the Owner’s death.

If no option is elected, we will distribute the entire Contract Value within 5 years of the Owner’s death.

If there is more than one Beneficiary, each Beneficiary must submit instructions in Good Order specifying the manner in which the Beneficiary wishes to receive his or her portion of the death benefit, and the value of each beneficiary’s portion of the claim is established as of date we receive that beneficiary’s claim. Until the death benefit is fully distributed, however, the undistributed portion of the death benefit will remain invested in accordance with the Owner’s allocation instructions. Accordingly, if we do not receive instructions in Good Order from the Beneficiary (or Beneficiaries) to make an immediate distribution or transfer all or part of the Beneficiary’s portion of the death benefit

Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Benefit Base. (For more information regarding the effect of Withdrawals and Excess Withdrawals on the Benefit Base, see “Calculating the Benefit Base Before the Benefit Election Date” and “Calculating the Benefit Base On or After the Benefit Election Date.”) In order to maintain your SecurePay FXi rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions that are designed to limit our risk under the rider. SecurePay FXi also provides for potential increases in the Benefit Base each Contract Anniversary during a specified period, even if your Contract Value has not increased.

Under the SecurePay FXi rider, the Owner or Owner(s) may designate certain persons as “Covered Persons” under the Contract. See “Selecting Your Coverage Option.” These Covered Persons will be eligible to make SecurePay Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount (“AWA”) — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the rider’s requirements.

You may only purchase the SecurePay FXi rider when you purchase your Contract, provided you satisfy the rider’s age requirements. (See “Purchasing the Optional SecurePay FXi Rider.”) Please note that any amounts in excess of Variable Account value that we make available through withdrawals, lifetime payments, or guaranteed values under the rider are subject to our financial strength and claims-paying ability.

The SecurePay FXi rider does not guarantee Contract Value or the performance of any Investment Option.

Important Considerations

•                  If you have purchased the SecurePay FXi rider, your options for allocating Purchase Payments and Contract Value are restricted in accordance with our “Allocation Guidelines and Restrictions” (described below).

•                  Purchase Payments made more than two years after the date the SecurePay FXi rider is issued (the “Rider Issue Date”) are not included in the calculation of the Benefit Base (described below). Thus, for example, if you intend to make regular Purchase Payments to the Contract for more than two years after the Rider Issue Date, such as in monthly or annual contributions to an IRA, you should consider whether the rider is appropriate for you.

•                  Any change in a Covered Person following the Benefit Election Date (the “Benefit Period”), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person includes changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.

•                  You may not make any additional Purchase Payments on or after the Benefit Election Date. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another Contract, however, you will be given the option of purchasing a new Contract.

•                  On the Benefit Election Date, we will cancel any existing automatic withdrawal plan that you have established.

•                  The SecurePay FXi rider may not be available in all states, and we may otherwise limit its availability.

The ways to purchase SecurePay FXi, conditions for continuation of the benefit under the rider, process for beginning SecurePay Withdrawals, and the manner in which your AWA is calculated are discussed below.

You should not purchase SecurePay FXi if:

•                  you expect to take annual withdrawals on or after the Benefit Election Date in excess of the AWA (“Excess Withdrawals”) because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit (See “Calculating the Benefit Base On or After the Benefit Election Date, Excess Withdrawals”); or

•                  you are primarily interested in maximizing the Contract’s potential for long-term accumulation rather than building a Benefit Base that will provide guaranteed withdrawals; or

•                  there is a significant age disparity between the two Covered Persons; or

•                  you do not expect to take SecurePay Withdrawals (especially before the age of 95).

Appendix E demonstrates the operation of the SecurePay FXi rider using hypothetical examples. You should review Appendix E and consult your sales representative to discuss whether SecurePay FXi suits your needs.

under all SecurePay FXi riders, as well as the investment performance of the required allocations under the rider’s Allocation Guidelines and Restrictions and our expectations regarding the securities markets in general. The factors upon which we base our decision, the weight we give to each factor and the table rating requirements may change periodically.

If we determine that an increase in your AWA is warranted, the Maximum Withdrawal Percentage that you will receive will be from 0.25% to 2.00% higher than you would otherwise receive. The amount of any increase in the Maximum Withdrawal Percentage that we may make available will apply consistently to all similarly rated applicants. An increase in your AWA will not affect the amount of the SecurePay Fee, although we may charge a processing fee to establish the SecurePay ME benefit, as described below.

Note: The SecurePay ME® benefit may not be available in all states. We reserve the right to discontinue this benefit at any time if, in our sole discretion, such change is necessary or appropriate to mitigate the risks and costs Protective Life assumes in offering the benefit.

How to Apply for an Increased AWA. You may ask for a determination as to whether you (or in the case of Joint Life Coverage, you and/or your spouse) qualify for an increased AWA because of certain serious medical conditions if you have held your contract for two or more years, or if two or more years have passed since a change of Owner due to spousal continuation, whichever is later.

If you believe you may qualify for an increased AWA, you should provide Written Notice to us in order to begin the process. Among other things, you must complete a SecurePay ME® questionnaire and authorize us to obtain copies of your medical records and a statement from your attending physician as well as certain other personal information.

If we determine that you do not qualify for the increased AWA, you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

If you have questions about applying for an increased AWA under the SecurePay ME benefit, or to obtain a copy of the SecurePay ME questionnaire and other forms required to apply, you can call us at 1-800-456-6330 or write to us at Protective Life Insurance Company, P.O. Box 1928, Birmingham, Alabama 35202-1928.

Note: You may not apply for an increased AWA after the Benefit Election Date.

In the case of a Contract with two Owners who are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, a request may be made for a determination regarding an increased AWA for Single Coverage for the older of the spouses or for Joint Coverage for both spouses. If you request Joint Coverage we will require a medical evaluation of both spouses and, we will advise you of our determination with respect to Single and Joint Coverage. Although the base AWA available under the SecurePay FXi rider for Joint Coverage is based upon the younger of the two spouses, the determination as to the amount of the increase available for Joint Coverage, if any, will be the smaller increase attributable to each Covered Person. The increased AWA will continue for the lives of both spouses.

Note: Although Single Coverage may provide a higher AWA than Joint Coverage, you should consider that Single Coverage terminates upon the death of the Covered Person following the Benefit Election Date.

We will assess a charge for evaluating your request for an increased AWA only if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA.

The current fee is $150 for each person designated as a “Covered Person” in the Benefit Election Form, in other words, $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Electing to Begin Your SecurePay Withdrawals after a Determination that you are Eligible for an Increased AWA. We must receive your Benefit Election Form at our Administrative Office within 6 months after the date we notify you that you are eligible for the increased AWA. If we do not receive this form within this time period, we will not increase your AWA, but you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

•                  Transferring — The ability to move into or out of a bed, chair or wheelchair.

Severe Cognitive Impairment. For purposes of determining eligibility for the SecurePay NH benefit, Severe Cognitive Impairment is a loss or deterioration of intellectual capacity that is comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia.

Two Covered Persons. If you selected the Joint Life Coverage Option when you established your Benefit Election Date, both Covered Persons must satisfy the eligibility requirements for the increased SecurePay NH benefit.

Applying for Increased AWA under the SecurePay NH benefit.

Initial Application. To apply for an increased AWA under the SecurePay NH benefit, you must submit an application certifying that the Covered Person meets the conditions for qualification under the SecurePay NH benefit. This certification must be signed by the Covered Person’s Physician. If the Owner is unable to submit an application for an increased AWA on his or her own behalf, we will accept an application on behalf of an Owner from a person who provides satisfactory proof that they have legally assumed care, custody, and representation of the incapacitated Owner. Typically, this would be a valid power of attorney or an order of conservatorship from a court of competent jurisdiction.

The certifying Physician must be a medical doctor currently licensed by a state Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license and not related to the covered person. We may require an examination of the Covered Person by a Physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our Physician shall prevail.

Re-Certification of Eligibility. Beginning with the second Contract Anniversary following the end of a Valuation Period during which we determine that the Covered Person qualifies for the increased AWA under SecurePay NH (the “Qualification Date”), you must submit a re-certification of eligibility not less than 10, nor more than 30 days prior to each applicable Contract Anniversary. We will notify you at least 30 days before the re-certification is due.

The re-certification must certify that the Covered Person continues to meet the conditions for eligibility under SecurePay NH, and must be signed by the Covered Person’s physician. We may require an examination by a physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our physician will prevail.

We will notify you if you fail to qualify for continued eligibility for the SecurePay NH benefit. For any Contract Year during which the Covered Person fails to qualify for the Nursing Home Enhancement, we calculate the Annual Withdrawal Amount according to the terms of the SecurePay FXi rider you purchased.

If you have questions about applying for an increased AWA under the SecurePay NH benefit, or to obtain a copy of the SecurePay NH application and other forms required to apply, you can call us at 1-800-456-6330 or write to us at Protective Life Insurance Company, P.O. Box 1928, Birmingham, Alabama 35202-1928.

Determining Your Increased AWA under the SecurePay NH benefit

Initial Qualifying Year. Qualification for an increased AWA under the SecurePay NH benefit may increase the Annual Withdrawal Amount available for the Contract Year during which you qualify. An increase in the Annual Withdrawal Amount will not change the effect of any withdrawal that occurred prior to the Qualification Date. Thus, if you took an Excess Withdrawal during the Contract Year before you were notified that you qualify for the SecurePay NH increased AWA, your earlier withdrawal would still be treated as an Excess Withdrawal under SecurePay.

If your aggregate withdrawals during the qualifying Contract Year are less than or equal to the Annual Withdrawal Amount in effect prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by multiplying the Benefit Base on that date by the enhanced Maximum Withdrawal Percentage, and subtracting all prior non-Excess Withdrawals taken since the later of the Benefit Election Date or the most recent Contract Anniversary.

Example:

Five years ago, after turning age 75, Elisabeth elected the SecurePay FXi rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She now has a Maximum Withdrawal Percentage of 5.3%. Her AWA is $5,300 (5.3% * $100,000).

In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $5,300. Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $100,000. Her new AWA is $10,000 ($100,000 * 10%) and her remaining AWA for the current Contract Year is $4,700 ($10,000 – $5,300).